EXHIBIT 11-1

               DONALDSON, LUFKIN & JENRETTE, INC. & SUBSIDIARIES

                   Computation of Diluted Earnings Per Share
                    (In thousands, except per share amounts)

                                                      Three Months Ended       Nine Months Ended
                                                        September 30,            September 30,
                                                    ---------------------    ---------------------
                                                      1998         1997         1998        1997
                                                    --------    ---------    ---------   ---------
Weighted Average Common Shares (1):
    Average Common Shares Outstanding                121,411      110,230      117,879     109,502
    Average Restricted Stock Units Outstanding         2,087        6,566        2,635       7,266
    Average Common Shares Issuable
       Under Employee Benefit Plans                   10,980        8,620       10,872       6,592
    Average Common Shares Issuable
       Upon Conversion of Convertible Debt                 -        1,370            -         918
                                                    --------    ---------    ---------   ---------
Weighted Average Common Shares Outstanding           134,478      126,786      131,386     124,278
                                                    ========    =========    =========   =========
Earnings:
     Net Income                                     $ 25,700    $ 120,300    $ 302,150   $ 306,900
     Less: Preferred Stock Dividend Requirement        5,289        2,970       16,021       9,174
                                                    --------    ---------    ---------   ---------
Earnings Applicable to Common Shares                $ 20,411    $ 117,330    $ 286,129   $ 297,726
                                                    ========    =========    =========   =========
Diluted Earnings Per Common Share                   $   0.15    $    0.93    $    2.18   $    2.40
                                                    ========    =========    =========   =========

(1) In February 1998, the Board of Directors declared a two-for-one stock split (the "stock split") of the Company's common stock, subject to stockholder approval, to increase the number of authorized common shares. In April 1998, the stockholders approved an amendment to the Company's Certificate of Incorporation whereby the amount of total authorized shares of common stock was increased to 300 million shares and the amount of total authorized shares of preferred stock was increased to 50 million. The stock split was effected in the form of a 100% stock dividend to stockholders of record on April 27, 1998, and was paid on May 11, 1998. All common share, per common share, restricted stock unit and option data have been restated for the effect of the stock split.

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